Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)

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Colleague Announcement Presentation

May 20, 2013

Combination of Actavis and Warner Chilcott

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[]   Today marks an important milestone for Warner Chilcott. Earlier this morning we announced that we have reached an agreement to enter into a combination with Actavis. The successful combination of our two companies will create an $11 billion global pharmaceutical company.

TOGETHER, THE COMBINED COMPANY WILL BECOME A TOP 3 SPECIALTY BRAND BUSINESS IN
THE U. S.  AND A TOP 20 GLOBAL PHARMACEUTICAL COMPANY BASED ON SALES.

[]   The combination capitalizes on the complementary specialty pharmaceutical strengths and market positions of our two organizations, creating a leader in Women's Health and Urology, with strong market positions in
     Gastroenterology and Dermatology. Together, we will have a stronger portfolio of specialty products to significantly expand our penetration of
     North American markets and introduce new products into key markets outside of North America utilizing Actavis' global footprint.

[]   This combination, which has the strong support of the boards of directors and the senior management teams of both companies, remains subject to customary closing conditions, including the approval of the shareholders of both companies, certain regulatory approvals, and the approval of the Irish
     High Court.

[]   If this transaction is approved, closing is expected to occur by the end of
     2013. The management teams of Actavis and Warner Chilcott will be working in partnership to develop the integration strategies that will enable us to combine our companies as seamlessly and as rapidly as possible upon the successful closing of the transaction.

[]   In the meantime, Warner Chilcott will continue to operate as a separate company focused on growing our business and delivering value to our shareholders.

What does this mean for you?

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Key Reminders

[]   Until the transaction closes we will continue to operate as separate companies. Between now and the day we close (anticipated to be by the end of 2013) and until notified otherwise:

*    Your role and day-to-day responsibilities remain the same

*    Your compensation and benefit programs remain unchanged

*    Company policies and procedures remain unchanged

[]   We are working to form integration teams to plan the combination of our companies

[]   We will share more information when it is available

What should you do differently?

[]   Nothing different -- You should continue with business as usual until you've been instructed differently by your manager[] In case of doubt --
     Ask your manager or group leader if you're unsure[] Professionalism --
     Please try to focus on your daily responsibilities and avoid distractions[]
     Confidentiality -- Do not share information with anyone outside Warner
     Chilcott including Actavis unless instructed to do so by senior management of Warner Chilcott; follow the guidelines on the next page

Protocols and Guidelines

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Prior to closing of the combination:

[]   The companies and their employees may not discuss or exchange confidential, competitively sensitive information such as plans, contract negotiations, rates, discounts, other customer terms or other sensitive business information

[]   The companies may not assign personnel to work at the other company until after close

[]   Personnel from one company may not direct or attempt to influence the actions of the other company's personnel until after closing

Permissible Activities

[]   Post-close organizational planning

[]   Integration planning for customer and noncustomer facing business units[]
     Developing strategy for branding and related collateral needs

[]   Planning for real estate needs post-close

Prohibited Activities

[]   Speaking to customers or prospects together

[]   Post-close marketing planning (e. g. , pricing, competitive positioning, etc. )

[]   Exchanging sensitive customer, business practice, or intellectual property data

Third Party Communications Guidelines

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[] External Media / Press / Investors:

*    Please forward all inquires from local or international media/press and non- employees to Kevin Crissey, Director, Investor Relations (kevin.
     crissey@wcrx. com) at 973-907-7084. Please do not attempt to respond to the media.

[]   Other Third Parties (e. g. , Customers, Doctors, Suppliers)

*    There is no plan to send a mass mailing or other form of announcement to our customers from "the Company" at this time.

*    Please keep in mind the following points as you communicate with your contacts about the proposed transaction: -- Recognize that there are strict rules about what can be said regarding an acquisition or merger before the transaction has been approved.

--   Commit to providing more information as it is available and to providing continuity in our services regardless of internal changes at the company.
     As you well know, customers are our first priority.

Sample Letter to Customers

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If you feel written communication notifying customers is necessary, the following text can be sent to customers later this week. Please refer to talking points if you are meeting with customers in person.

Dear ___________________ :

As I expect you have heard by now, Actavis and Warner Chilcott announced that we have reached an agreement to combine our two companies. This is an exciting development for both companies and all who are associated with us.

The combination of Actavis and Warner Chilcott, if successfully completed later this year, will create a top 20 global pharmaceutical company with anticipated revenues of approximately $11 billion, of which approximately $3 billion will come from branded specialty pharmaceutical products. The combined company is expected to capitalize on the complementary strengths and market positions of our two organizations, creating a leader in Women's Health and Urology with important market positions in Gastroenterology and Dermatology. As we go through the approval and integration process, we want to continue to work with you without interruption. We value our relationship with you, and look forward to continuing to work together in a mutually beneficial way.

We expect the transaction will be completed by the end of 2013, subject to customary closing conditions and necessary approvals. Additional information on the acquisition is available on our web site www.wcrx.com and we will keep you informed of key developments. In the meantime, if you have any questions, please don't hesitate to ask.

Sincerely,

Sample Talking Points for Customers

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*    Use the following talking points when calling or meeting with doctors and customers. Remember to avoid speculation about the future.

*    On May 20, 2013, Actavis and Warner Chilcott announced that we have reached an agreement to combine the two companies. The combination of Actavis and
     Warner Chilcott will create a top 20 global pharmaceutical company with anticipated revenues of approximately $11 billion, of which approximately
     $3 billion will come from branded specialty pharmaceutical products.

*    The combined company is expected to capitalize on the complementary strengths and market positions of our two organizations, creating a leader in Women's Health and Urology with important market positions in
     Gastroenterology and Dermatology.

*    The close of the transaction is expected by year-end 2013, subject to customary closing conditions and necessary approvals.

*    In the meantime, we will continue to operate as separate companies, with a continued focus on our colleagues in the medical community and our customers, suppliers and other business partners.

*    We will continue to provide more details as they become available.

Next Steps

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What can you expect in the coming days?

[]   We will continue to post FAQs on my. wcrx. com.

[]   Visit www. ourwinningway. com for more information on Actavis

[]   Submit your questions about the announcement to the Warner Chilcott
     Corporate Human Resources mailbox (Corporate Human Resources/WCRX)

The Company recognizes that this change can be both exciting and daunting

[]   We are committed to providing information as it becomes available

[]   We are committed to making the integration as effective as possible

[]   We expect everyone to continue to work in a professional manner

Questions and Answers

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Additional Info On Actavis

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Creating an ~$11 Billion Global Pharmaceutical Company

Creating a ~$3 Billion Specialty Brand Pharmaceutical Company

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Achieving a Top 3 Position

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 Strong Growth Potential

*    $3 billion Actavis Specialty Brands 2013 PF Revenues

*    Combination will augment Actavis' core areas of Women's Health and Urology

*    Premier Women's Health player in US

*    Larger Portfolio in Urology

*    Warner Chilcott will bring

*    GI and Dermatology therapeutic categories and marketing infrastructure

*    Enhanced product development pipeline

*    Opportunities to bring combined product portfolio to new and emerging markets

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Actavis Corporate Culture - Our Winning Way

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Actavis Executive Leadership Team

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Actavis Industry -Leading Global Supply Chain

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Actavis Global RandD Capabilities and Assets

 IR Oral Solids  MR Oral Solids     Patch/Topicals       Injectables
[] India        [] Florida, USA    [] Utah, USA     [] Italy
[] Iceland      [] New Jersey, USA [] Maryland, USA [] Romania
                [] Bulgaria        [] Bulgaria

               Others
      [] Lotus BE and CE
        studies, India
      [] Inhalation/new
        technologies, UK
      [] Indonesia (Local
        RandD)
      [] API development,
            India

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Actavis U.S. Generics Team Claims Number 1 in Revenues Based on Q1 '13
Financial Results

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Actavis Specialty Brands: Group Overview

[]   40+ U. S. brand products

-    Urology and Women's Health

[]   ~100 scientists in RandD

[]   ~430 person U. S. sales team

-    Target Urologists and OB/Gyns

[]   24 person Canada sales team

-    Target Urologists and PCPs

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Actavis Specialty Brands: U.S. Brands Business

[]   Therapeutic Categories

--   Benign Prostate Hyperplasia (BPH)

--   Testosterone Replacement

--   Prostate Cancer

--   Over Active Bladder (OAB)

--   Iron Deficiency

--   Contraceptives

--   Infertility

--   Hormone Replacement

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Stronger Combined Specialty Brands Portfolio

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Women's Health

Urology

GI and Dermatology

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Important Information for Investors and Shareholders

[]   This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and Exchange Commission
     (the "SEC") a registration statement on Form S-4, each of Actavis and
     Warner Chilcott will file with the SEC a proxy statement and each of New
     Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner
     Chilcott. Investors and security holders of Actavis and Warner Chilcott are urged to read the definitive proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www. sec. go v. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis' internet website at www. actavis. com or by contacting Actavis' Investor Relations Department at (862) 261- 7488.
     Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott's internet website at www.
     wcrx. com or by contacting Warner Chilcott's Investor Relations Department at (973) 442-3200.

[]   Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its
     Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q
     for the quarter ended March 31, 2013, which was filed with the SEC on May
     10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current
     Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May
     8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December
     31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly
     Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the
     SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Warner Chilcott Cautionary Statement Regarding Forward -Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
The words "may," "might," "will," "should," "estimate," "project," "plan,"
"anticipate," "expect," "intend," "outlook," "believe" and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis' ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis' ability to promptly and effectively integrate Actavis' and Warner Chilcott's businesses;
the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U. S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject;
the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

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Statement Required by the Irish Takeover Rules

[]   The directors of Warner Chilcott accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

[]   Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its
     London branch, is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law
     (competent authority: BaFin -- Federal Financial Supervisory Authority) and
     authorised and subject to limited regulation by the Financial Conduct
     Authority. Details about the extent of Deutsche Bank AG's authorization and regulation by the Financial Conduct Authority are available on request.

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